Filed by CONSOL Energy Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 and
Rule 14d-2(b) of the Securities Exchange Act of 1934
Subject Company: CNX Gas Corporation
Commission File No. 001-32723

CONSOL Energy Declares Regular Quarterly Dividend of $0.10 per Share

PITTSBURGH, Jan 30, 2008 /PRNewswire-FirstCall via COMTEX News Network/ — CONSOL Energy Inc.’s (NYSE: CNX) Board of Directors declared a regular quarterly dividend of $0.10 per share, payable on February 22, 2008, to shareholders of record February 7, 2008.

IMPORTANT INFORMATION: In connection with the proposed exchange offer to the stockholders of CNX Gas Corporation, CONSOL Energy expects to file a registration statement on Form S-4 containing an exchange offer prospectus and related materials with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS OF CNX GAS CORPORATION ARE URGED TO READ THE EXCHANGE OFFER PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER AND CONSOL Energy. Investors and security holders may obtain a free copy of the exchange offer prospectus and other relevant materials (when they become available) and other documents filed by CONSOL Energy with the commission at the commission’s web site, www.sec.gov. Copies of the exchange offer prospectus and other relevant documents (when they become available) may also be obtained without charge from CONSOL Energy. Requests to CONSOL Energy should be made in writing to Thomas F. Hoffman, Senior Vice President — External Affairs, CONSOL Energy Inc., 1800 Washington Road, Pittsburgh, PA 15241, or by email at tomhoffman@consolenergy.com.

CONSOL Energy Inc., a high-Btu bituminous coal and coal bed methane company, is a member of the Standard & Poor’s 500 Equity Index and has annual revenues of $3.8 billion. It has 17 bituminous coal mining complexes in six states and reports proven and probable coal reserves of 4.5 billion tons. CONSOL Energy was named one of America’s most admired companies in 2005 by Fortune magazine. It received the U.S. Department of the Interior’s Office of Surface Mining National Award for Excellence in Surface Mining for the company’s innovative reclamation practices in 2002, 2003 and 2004. Also in 2003, the company was listed in Information Week magazine’s “Information Week 500” list for its information technology operations. In 2002, the company received a U.S. Environmental Protection Agency Climate Protection Award. Additional information about the company can be found at its web site: www.consolenergy.com.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Statements in this press release regarding CONSOL Energy’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see “Risk Factors” in the Company’s Annual Report or Form 10-K for the most recently ended fiscal year.

SOURCE CONSOL Energy Inc.

http://www.consolenergy.com

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Statements in this press release regarding CONSOL Energy’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see “Risk Factors” in the Company’s Annual Report or Form 10-K for the most recently ended fiscal year.